UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanyev Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code:           SGL
ISIN Code:             ZAE000173951
Issuer Code: SGL
(“Sibanye Gold” or “the Company”)

Dealing in securities

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that
Sibanye Gold has granted on 14 May 2013 (“the Grant Date”),
Performance Shares and Bonus Shares (where applicable) to the executive directors and company secretary of Sibanye Gold in terms of the Sibanye Gold 2013 Share Plan as set out below.

Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be settled will range from 0% to 200% of the conditional award. The
determined number of Performance Shares will be settled to the participant in shares.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Name
N J Froneman
Position
Chief Executive Officer of
Sibanye Gold
Company Sibanye Gold
No of Performance Shares
granted
531 542
No of Bonus Shares granted Nil
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 24 May 2013
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Performance
Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date
Nature of interest
Direct and Beneficial

Name
C Keyter
Position
Chief Financial Officer of
Sibanye Gold
Company
Sibanye Gold
No of Performance Shares
granted
367 990
No of Bonus Shares granted
56 188
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant 24 May 2013
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Performance
Shares and Bonus Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus Shares
vest in equal parts on 9 months
and 18 months of the Grant Date
Nature of interest Direct and Beneficial
Name
C Farrel
Position Company Secretary
Company Sibanye Gold
No of Performance Shares
granted
155 762
No of Bonus Shares granted 39 090
Performance Share and Bonus
Share strike price
Nil
Date of acceptance of grant
24 May 2013
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Performance
Shares and Bonus Shares
Vesting Period
The Performance Shares vest on
the third anniversary of the
Grant Date and the Bonus Shares
vest in equal parts on 9 months
and 18 months of the Grant Date
Nature of interest
Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned
Performance Shares and Bonus Shares.

24 May 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 24, 2013
By:           /s/ Charl Keyter
Name:      Charl Keyter
Title:        Chief Financial Officer